SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: January 26, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Strategic Financing Agreement with Bank of China

SHANGHAI, China, January 26, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar product manufacturer with low-cost operations based in China, announced today that Jinko Solar Co., Ltd. (“Jiangxi Jinko”), one of the Company’s wholly owned subsidiaries, has entered into a strategic cooperation agreement with the Bank of China (“BOC”), one of China’s big four state-owned commercial banks, which contemplates potential credit facilities in the aggregate maximum amount of RMB50 billion to be granted to Jiangxi Jinko over a five-year period to support the Company’s long-term growth and corporate development plans.

Detailed terms of the credit facilities and related credit agreements are subject to BOC’s internal risk management requirements and operational regulations and will need to be negotiated before the relevant credit facilities may be granted.

“We are pleased to have the support of BOC as we look to capitalize on opportunities that will further strengthen our position as a leading solar product manufacturer,” said Mr. Longgen Zhang, chief financial officer of JinkoSolar. “Following the successful registration of RMB600 million financing bonds with Industrial Bank, our strategic agreement with BOC reiterates JinkoSolar’s successes and strong financial performance and highlights the confidence of Chinese financial institutions in our ability to continue delivering positive results. With the long-term financial support of BOC, we are confident we will deliver excellent results in 2011 as well as meet our long-term growth targets.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations, based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of January 26, 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com